Schedule 13D/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.1)

Life Time Group Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53190C102

(CUSIP Number)

Teacher Retirement System of Texas

Heather Traeger, General Counsel & Chief Compliance Officer

1000 Red River St., Austin, TX 78701

Phone: 512-542-6884

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule §§13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53190C102

1	Name of Reporting Person Teacher Retirement System of Texas
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 5,203,581
	8	Shared Voting Power 0
	9	Sole Dispositive Power 5,203,581
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,203,581
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares Not Applicable
13	Percent of Class Represented by Amount in Row (11) 2.7%
14	Type of Reporting Person EP

CUSIP No. 53190C102

This Amendment No. 1 (this “Amendment”) to the statement on Schedule 13D filed October 25, 2021 (the “Schedule 13D”) filed by Teacher Retirement System of Texas, a public pension plan and entity of the State of Texas (the “Reporting Person”) relating to the common stock, $0.01 par value per share (the “Common Stock”), of Life Time Group Holdings, Inc. (the “Issuer”) amends the Schedule 13D as set forth below. Capitalized terms used herein and not defined shall have the meaning ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

5,200,000 shares of Common Stock were acquired upon the conversion of equity interests in a predecessor of the Issuer concurrent with the completion of the Issuer’s initial public offering on October 6, 2021 at an aggregate conversion value of approximately $93.6 million. Subsequent to the Issuer’s initial public offering, the Reporting Person acquired an aggregate of 5,174 additional shares of Common Stock in open market acquisitions for aggregate consideration of $69,964.24, and sold an aggregate of 1,593 shares of Common Stock in open market dispositions for aggregate consideration of $18,198.69. The source of the funds used to purchase such shares of Common Stock was the pension fund managed by the Reporting Person, which includes income from the fund’s investment portfolio and contributions from members of the pension plan administered by the Reporting Person.

Item 4. Purpose of Transaction

Effective April 13, 2023, the Reporting Person terminated the Stockholders Agreement only as to Section 1 thereof (relating to the coordination of voting of securities among parties to the Stockholders Agreement) and, as a result, the Reporting Person ceased to be a member of a group with such other parties to the Stockholders Agreement for purposes of Rule 13d-3 under the Exchange Act, as amended.

Item 5. Interest in Securities of the Issuer.

(a) - (b)

The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Person is based upon 194,791,585 outstanding shares of Common Stock as of March 4, 2023, as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2022. As of April 13, 2023, the Reporting Person beneficially owns 5,203,581 shares of Common Stock constituting approximately 2.7% of the issued and outstanding shares of Common Stock. The Reporting Person has sole voting and dispositive power over the 5,203,581 shares of Common Stock beneficially owned by it, which power is exercised by the Reporting Person.

(c)	The Reporting Person has effected the following transactions in the Common Stock during the past 60 days:
  On March 1, 2023, the Reporting Person purchased 116 shares of Common Stock for $17.73 per share; and
  On April 5, 2023, the Reporting Purchase purchased 11 shares of Common Stock for $15.68 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

Effective April 13, 2023, the Reporting Person terminated the Stockholders Agreement only as to Section 1 thereof (relating to the coordination of voting of securities among parties to the Stockholders Agreement) and, as a result, the Reporting Person ceased to be a member of a group with such other parties to the Stockholders Agreement for purposes of Rule 13d-3 under the Exchange Act, as amended.

CUSIP No. 53190C102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2023

Teacher Retirement System of Texas
/s/ Heather Traeger
By:	Heather Traeger
General Counsel & Chief Compliance Officer